November 10, 2022

VIA EDGAR CORRESP

Jennie Beysolow

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ambow Education Holding Ltd. Amendment No. 4 to Registration Statement on Form F-3 Filed October 14, 2022 File No. 333-264878

Dear Ms. Beysolow:

On behalf of Ambow Education Holding Ltd., a Cayman Islands company (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter of October 26, 2022 with respect to the Amendment No. 4 to Registration Statement on Form F-3 (the “F-3”) filed on October 14, 2022 by the Company (File No.: 333-264878). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 5 to the Form F-3 (the “Amended F-3”) filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 4 to Registration Statement on Form F-3 filed October 14, 2022

Cover page

1.	Your discussion of dividends and distributions should not be qualified by materiality. Please revise to remove your reference to the lack of “material” transfers and make appropriate revisions to your disclosure here and on page 9.

COMPANY RESPONSE: The Company has removed the referenced materiality qualifications and added the disclosures on transfers between Ambow and its subsidiaries on the cover page and page 10.

2.	Your discussion of the limitations on cash transfers appears to discuss solely those in the PRC. Revise to also discuss limitations applicable to Hong Kong, given your Hong Kong subsidiary. Please make consistent revisions on page 9.

COMPANY RESPONSE: The Company has revised the disclosures to discuss limitations applicable to Hong Kong subsidiaries on the cover page and page 10.

Jennie Beysolow
U.S. Securities and Exchange Commission
November 10, 2022

Risk Factors, page 17

3.	Revise to include risk factor disclosure, if material, about the laws and regulations in Hong Kong that are applicable to you and your operations where they result in oversight over data security, how this oversight impacts your business and the offering and to what extent you believe that you are compliant with the regulations.

COMPANY RESPONSE: The Company has revised the disclosures to include risk factors about the laws and regulations in Hong Kong relating to oversight over data security, how this oversight impacts our business and the offering and to what extent we believe that we are compliant with the regulations on page 25.

General

4.	Please revise to include a separate “Enforceability” section consistent with Item 101(g) of Regulation S-K. In doing so, identify the officers and directors located in the PRC or Hong Kong.

COMPANY RESPONSE: The Company has revised the disclosures to include a separate “Enforceability” section consistent with Item 101(g) of Regulation S-K and identify the officers and directors located in the PRC or Hong Kong on pages 50 and 51.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact our legal counsel Mitchell S. Nussbaum, Partner at Loeb & Loeb LLP, at 212-407-4159 or mnussbaum@loeb.com.

Sincerely,

Ambow Education Holding Ltd.
/s/ Jin Huang
Chief Executive Officer

cc:	Mitchell S. Nussbaum, Esq.